SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                       Compton Petroleum Corporation
                                (Name of Issuer)


                                 Common Stock
                         (Title of Class of Securities)

                                   204940100
                                 (CUSIP Number)

                        Centennial Energy Partners, L.P.
               575 Lexington Ave., 33rd Fl., New York, NY 10022
                               (212) 753-5150
                             Attn:  Peter Seldin
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 14, 2007
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G To report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check  the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		15,709,692


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		15,709,692


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,709,692

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	12.16%


14.  TYPE OF REPORTING PERSON*	PN






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Hoyt Farm Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		7,624,901


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		7,624,901


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,624,901

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.90%


14.  TYPE OF REPORTING PERSON*	PN






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Quadrennial Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,038,235


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,038,235


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,038,235

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.58%


14.  TYPE OF REPORTING PERSON*	PN






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners V, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		172,968


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		172,968


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     172,968

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	.13%


14.  TYPE OF REPORTING PERSON*	PN






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		25,545,796


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		25,545,796


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,545,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.78%


14.  TYPE OF REPORTING PERSON*	OO






CUSIP No.  204940100


1.   NAME OF REPORTING PERSONS 	Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			0


8.   SHARED VOTING POWER		25,545,796


9.   SOLE DISPOSITIVE POWER		0


10.  SHARED DISPOSITIVE POWER		25,545,796


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,545,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.78%


14.  TYPE OF REPORTING PERSON*	IN






CUSIP No.  	204940100


Item 1.  Name of Issuer.
	This Schedule 13D relates to the common stock (the ?Common Stock?) of Compton Petroleum Corporation (the ?Company?), whose principal executive offices are located at Suite 3300, 425 1st Street SW Fifth Avenue Place, East Tower, Calgary, Alberta, Canada T2P3L8.


Item 2.  Identity and Background.

     (a)This statement is filed by (i) Centennial Energy Partners,
L.P. (?Energy?), a Delaware limited partnership with respect to Common
Stock held by it; (ii) Hoyt Farm Partners, L.P (?Hoyt Farm?), a Delaware limited partnership with respect to Common Stock held by it; (iii) Quadrennial Partners, L.P. (?Quadrennial?), a Delaware limited partnership with respect to Common Stock held by it; (iv) Centennial Energy Partners V, L.P.(?Centennial V?), a Delaware limited partnership with respect to Common Stock held by it; (v) Centennial Energy Partners, L.L.C. (?Centennial LLC?), a limited liability company organized under the laws of the State of Delaware with respect to the shares of Common Stock directly owned by each of the entities named in (i) through (iv) above; (vi) Peter K. Seldin, with respect to the shares of Common Stock owned by the entity named in (v). Energy, Hoyt Farm, Quadrennial and Centennial V are collectively referred to herein as the ?Partnerships?. Energy, Hoyt Farm, Quadrennial, Centennial V, Centennial LLC and Peter K. Seldin are collectively referred to herein as the ?Reporting Persons?. The general partner of each of Energy, Hoyt Farm, Quadrennial and Centennial V is Centennial LLC. Peter K. Seldin is the managing member of Centennial LLC.

     (b)The principal business address of each of the Reporting Persons is 575 Lexington Avenue, 33rd Floor, New York, New York 10022.

     (c)The principal business of the Partnerships is that of engaging in the purchase and sale of securities for investment for its own account. The principal business of Centennial LLC is General Partner of the Partnerships. Mr. Seldin?s present principal occupation is Managing Member of Centennial LLC.

     (d)None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such law.

     (f)The Partnerships are Delaware limited partnerships. Centennial LLC is a Delaware Limited Liability Company. Mr. Seldin is a United States citizen.



CUSIP No.  	204940100


Item 3.  Source and Amount of Funds or Other Consideration

The purchase price (including commissions, if any) of $113,600,319 for the 15,709,692 shares of Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.

The purchase price (including commissions, if any) of $31,880,527 for the 7,624,901 shares of Common Stock purchased by Hoyt Farm was furnished from contributions made to Hoyt Farm by the partners of Hoyt Farm.

The purchase price (including commissions, if any) of $6,781,184 for the 2,038,235 shares of Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.

The purchase price (including commissions, if any) of $325,597 for the 172,968 shares of Common Stock purchased by Centennial V was furnished from contributions made to Centennial V by the partners of Centennial V.


Item 4.  Purpose of Transaction.

On December 13, 2007, Mr. Seldin, in his capacity as Managing Member of Centennial Energy Partners, L.L.C., sent a letter to M.F. Belich, Q.C., the Chairman of the Company?s Board of Directors, and E.G. Sapieha, C.A., the President and Chief Executive Officer of the Company. The letter expressed doubts that the current management has a specific plan to eliminate the valuation discount which he believes has developed between the underlying value of the Company?s asset base and the share price. The letter is attached hereto as Exhibit C.

In the letter, Mr. Seldin requests that the Company?s Board of Directors begin a formal process to review the Company?s strategic options, including the potential sale of the Company.

Except as set forth above, the Reporting Persons have no other present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer.



        (a)As of the date hereof, (i) Energy owns beneficially 15,709,692 shares of the Common Stock, constituting approximately 12.16% of the shares outstanding, (ii) Hoyt Farm owns beneficially 7,624,901 shares of the Common Stock, constituting approximately 5.90% of the shares outstanding,
iii) Quadrennial owns beneficially 2,038,235 shares of the Common Stock, constituting approximately 1.58% of the shares outstanding, iv) Centennial V owns beneficially 172,968 shares of the Common Stock, constituting approximately .13% of the shares outstanding, (v) Centennial LLC owns beneficially 25,545,796 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 25,545,796 shares of the Common Stock, representing shares owned the entity named in (v) above.
In the aggregate, the Reporting Persons beneficially own a total of 25,545,796 shares of Common Stock, constituting approximately 19.78% of the shares outstanding. The percentages used herein are based upon 129,139,000 outstanding shares of Common Stock as reported in the Company?s Consolidated Financial Statements for the period ending September 30, 2007.

     (b)The Partnerships have the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by the general partner of the Partnerships.

     (c) All transactions in the Common Stock affected during the last 60 days by the Reporting Persons are set forth in Exhibit B hereto. All such transactions were open market transactions. No other transactions in the Common Stock were effected by any of the Reporting Persons during the 60 day period ending on the date hereof.

     (d)No person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the Common Stock.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	There were no contracts, arrangements, understandings or relationships legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.


Item 7.  Material to be Filed as Exhibits.

	Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Open Market Transactions
	Exhibit C: Letter to Management




















                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 14, 2007


Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
 								Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner















                                 EXHIBIT A

                                 AGREEMENT

	The undersigned agree that this schedule 13D dated December 14, 2007 relating to the Common Stock of Compton Petroleum shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.			By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner



















                       OPEN MARKET TRANSACTIONS           EXHIBIT B



  Date of 			No. of Shares		  Price Per Share
Transaction		   Purchased\(Sold)   		Excluding Commissions if any


CENTENNIAL ENERGY PARTNERS, L.P.

November 7, 2007			 25,000			   8.44
November 8, 2007			 24,724			   8.29
November 9, 2007			 49,447			   8.05
November 12, 2007			 24,724			   7.58
November 13, 2007			 24,724			   7.86
November 14, 2007			 24,724			   8.21
November 15, 2007			 24,724			   8.24
November 16, 2007			 24,724			   8.30
November 19, 2007			  4,800			   8.19


CENTENNIAL ENERGY PARTNERS V, L.P.

November 8, 2007			    276			   8.29
November 9, 2007			    553			   8.05
November 12, 2007			    276			   7.58
November 13, 2007			    276			   7.86
November 14, 2007			    276			   8.21
November 15, 2007			    276			   8.24
November 16, 2007			    276			   8.30
































                                EXHIBIT C

CENTENNIAL
ENERGY PARTNERS, L.P.

                         575 Lexington Ave., Floor 33, New York, New York 10022
                         Tel:  (212) 753-5150	    Fax:  (212) 753-5927

Peter K. Seldin
Managing Member
Centennial Energy Partners, L.L.C.



December 14, 2007

Mr. M. F. Belich, Q.C.
Chairman
Mr. E.G. Sapieha, C.A.
President and Chief Executive Officer
Compton Petroleum Corporation
Fifth Avenue Place, East Tower
Suite 3300, 425-1st Street S.W.
Calgary, Alberta Canada T2P 3L8

Dear Mel and Ernie,

As you are well aware, Centennial Energy Partners, L.L.C. is the largest shareholder of Compton Petroleum Corporation. Through our various entities, we currently own a combined 25,545,796 shares, representing a 19.8% ownership position in Compton. We have been shareholders of Compton on a continuous basis since 1997.

In my view, we have had a positive, constructive and mutually supportive relationship for virtually the entire period since our initial share purchase more than 10 years ago. Generally speaking, this relationship has also been a profitable one, certainly through early 2006.

Over the years, we have watched as Compton has amassed a significant base of oil and gas assets. However, due to disappointments over the last two years, we believe that a major discount has developed between the underlying value of that asset base and Compton?s share price, a discount that, in our opinion, has continued to widen.

Based on the positive nature of our long-term relationship with you, your fellow directors and managers, we sincerely regret that we no longer have confidence that Compton management has a specific plan to eliminate that valuation discount and deliver an acceptable share price to Compton?s shareholders.

For that reason, we respectfully request that Compton?s Board of Directors begin a formal process to review the company?s strategic options, including the potential sale of Compton Petroleum. We look forward to a timely response to this letter.

Sincerely,


/s/ Peter K. Seldin
    Peter K. Seldin